Faraday Future Intelligent Electric Inc.

18455 S. Figueroa Street

Gardena, CA 90248

Faraday Future Intelligent Electric Inc.

February 11, 2026

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Faraday Future Intelligent Electric Inc.
Registration Statement on Form S-1, as amended
Initially filed on January 15, 2026
File No. 333-292741

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Faraday Future Intelligent Electric Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended from time to time, be accelerated and that the Registration Statement become effective at 4:05 p.m., Eastern Time, on Friday, February 13, 2026, or as soon thereafter as practicable.

The Company acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact M. Ali Panjwani of Pryor Cashman LLP, outside counsel to the Company, at mpanjwani@pryorcashman.com (Tel: 212-421-4100).

Very truly yours,

Faraday Future Intelligent Electric Inc.

By:	/s/ Matthias Aydt
	Name:	Matthias Aydt
	Title:	Chief Executive Officer

Cc: M. Ali Panjwani, Esq.